SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July

VAN DER MOOLEN HOLDING N.V.
(Translation of Registrant’s name into English)
Keizersgracht 307
1016 ED Amsterdam
The Netherlands
(+31) 20 535 6789
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   _____X_____   Form 40-F ___________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)

Yes _____________    No____X_______

(if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .)

Schedule of Information Contained in this Report:

The English language press release of Van der Moolen Holding N.V. dated July 28, 2008 observes strong second quarter profit growth mainly due to successful cooperation with GSFS

Van der Moolen Observes Strong Second Quarter Profit Growth Mainly Due to Successful Cooperation With GSFS

AMSTERDAM--(BUSINESS WIRE)--Van der Moolen Holding N.V. today provides a business update ahead of the publication of the Q2 results on 14 August 2008.

Van der Moolen expects to report a net profit of around € 9 million (before preferred financing dividend) in the second quarter of 2008 compared with a net loss of € 8.7 million in the second quarter of 2007 and a net profit of € 4 million in the first quarter of 2008.

Richard den Drijver, CEO of Van der Moolen Holding N.V. comments:

”In the second quarter the upward trend of Van der Moolen's results has continued from the first quarter and resulted in a strong profit growth. Our cooperation with GSFS Asset Management in proprietary arbitrage trading, which we announced in October 2007, contributes strongly to the results. We also benefit from the release of capital resulting from the closure of our US specialist activities.”

The expected net profit for the second quarter includes a goodwill impairment of € 2 million on the European brokerage activities due to challenging market circumstances. Excluding the impairment the net profit (before preferred financing dividend) amounts around € 15 million for the first half of 2008.

Van der Moolen will report full second quarter results on 14 August 2008.

Disclaimer:

This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “hope,” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under “Key Information – Risk Factors” and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this Report. We have no obligation to update these forward-looking statements.

CONTACT:
Van der Moolen
www.vandermoolen.com
Investor Relations/Corporate Communications,
+31 (0)20 535 6789

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: July 28, 2008	By: /s/ Richard E. den Drijver

name: Richard E. den Drijver
title: Chairman of the Executive Board